Exhibit 5.1

Opinion of Jones Walker LLP

May 4, 2017

Akorn, Inc.

1925 W. Field Court, Suite 300

Lake Forest, IL 60045

Re:           Registration Statement on Form S-8

Ladies and Gentlemen:

We have served as special Louisiana counsel to Akorn, Inc., a Louisiana corporation (the “Company”), in connection with the issuance of the opinion set forth below with respect to  8,000,000 shares (the “Shares”) of common stock of the Company, no par value per share (the “Common Stock”), issuable pursuant to the terms of the Akorn, Inc. 2017 Omnibus Incentive Compensation Plan, included as Appendix A to the Definitive Proxy Statement filed by the Company with the Securities and Exchange Commission (the “SEC”) on March 20, 2017 (the “Plan”).  We understand that the Shares are being registered pursuant to a registration statement on Form S-8 (the “Registration Statement”) that is being filed by the Company with the SEC on the date hereof.

In connection with rendering this opinion, we have examined and relied upon (i) the Restated Articles of Incorporation of the Company, dated September 16, 2004 and filed with the Louisiana Secretary of State September 17, 2004; (ii) the By-laws of the Company, as amended effective October 4, 2013 and April 24, 2017, and as currently on file with the SEC; (iii) the Plan; and (iv) the Akorn, Inc. General Counsel and Officer’s Certificate, dated the date hereof, addressed to us (the “Certificate”).

In our examination, and for all purposes of this opinion, we have assumed without independent investigation (i) the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies thereof, the authenticity of the originals of such documents, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof; (ii) compliance with the terms of the Plan by the Company and by the Committee (as defined in the Plan) and each Participant (as defined in the Plan); and (iii) the truth and correctness of the matters set forth in the Certificate. We have also assumed for purposes of this opinion that, if there is not an established market for the Common Stock (as defined in the Plan), the Fair Market Value (as defined in the Plan) of the Common Stock would be determined by the Company’s board of directors or a committee thereof.

Based upon the foregoing and subject to the following qualifications and comments, we are of the opinion that the Shares, when issued in accordance with the terms of the Plan, will be legally issued, fully paid and nonassessable.

The foregoing opinion is limited to the Louisiana Business Corporation Act and the federal laws of the United States of America, as currently in effect.  We assume no obligation to revise or supplement this opinion should such currently applicable laws be changed by legislative action, judicial decision or otherwise.

This opinion is furnished to you in connection with the filing of the Registration Statement and is not to be used, circulated, quoted or otherwise relied upon for any other purpose.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement.  In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the general rules and regulations of the SEC.

Very truly yours,
/s/ JONES WALKER LLP
JONES WALKER LLP